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Scorpio Bulkers Inc. Announces Pricing of Public Offering of 133,000,000 Common Shares

MONACO-June 10, 2015 - Scorpio Bulkers Inc. (NYSE: SALT) (the “Company”) announced today that it has priced its previously announced underwritten public offering (the “Offering”) of 133,000,000 shares of common stock, par value $0.01 per share (“Common Shares”) at $1.50 per share. Scorpio Services Holdings Limited and certain of our executive officers have agreed to purchase an aggregate of 10,000,000 Common Shares at the public offering price. The Offering is expected to close on June 16, 2015.
All or substantially all of the net proceeds of the Offering are expected to be used to fund installment payments due under the Company’s Newbuilding Program. Any net proceeds of the Offering not used for installment payments are expected to be used for general corporate purposes and working capital.
The Company has granted the underwriters a 30-day option to purchase up to an additional 19,950,000 Common Shares.
Deutsche Bank Securities Inc. and Clarksons Platou Securities AS are acting as joint bookrunners, Evercore ISI and Stifel are acting as co-lead managers and ABN AMRO, Credit Agricole CIB and Clarksons Platou Securities Inc. are acting as co-managers in this offering.

The Company’s Common Shares trade on the New York Stock Exchange under the symbol “SALT.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This offering is being made only by means of a prospectus supplement and accompanying base prospectus. A final prospectus supplement related to the offering will be filed with the U.S. Securities and Exchange Commission (the “SEC”) and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this offering may be obtained from Deutsche Bank Securities Inc. Attention: Prospectus Group, 60 Wall Street, New York, NY 10005-2386, telephone (800) 503-4611 or email: prospectus.cpdg@db.com; or from Clarksons Platou Securities Inc., 410 Park Avenue, Suite 710, New York, NY 10022, Attention: Raquel Lucas (or by e-mail at officeNY@platou.com).

About Scorpio Bulkers Inc.

Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns nine vessels, consisting of two Capesize, three Kamsarmax vessels and four Ultramax vessels. The Company also time charters-in 13 dry bulk vessels (one Handymax, one Ultramax, three Supramax, two Panamax, three Kamsarmax and three Post-Panamax vessels) and, after giving effect to the previously announced sales of newbuilding contracts, has contracted for 51 dry bulk vessels consisting of 24 Ultramax, 18 Kamsarmax, and nine Capesize vessels, from shipyards in Japan, South Korea, and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 5.4 million deadweight tonnes. Additional information about the Company is available on the Company's website www.scorpiobulkers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

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The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the SEC for a more complete discussion of these and other risks and uncertainties.

Contact Information

Scorpio Bulkers Inc.
646-432-1675
www.scorpiobulkers.com